UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Campbell Soup Company

(Name of Issuer)

CAPITAL STOCK, $0.0375 PAR VALUE

(Title of Class of Securities)

134429109

(CUSIP Number)

George Strawbridge, Jr.

3801 Kennett Pike, Building B-100

Wilmington, DE 19807

(302) 571-8322

With a Copy to:

Barton J. Winokur, Esq.

Martin Nussbaum, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

(212) 698-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 6, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 134429109

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). George Strawbridge, Jr.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a): ☒ (b): ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 416,948*
	8	Shared Voting Power 7,906,721**
	9	Sole Dispositive Power 416,948*
	10	Shared Dispositive Power 7,906,721**
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,323,669
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 2.8%
14	Type of Reporting Person (See Instructions) IN

*	The Reporting Person is the beneficial owner of 416,948 Shares (as defined below) held by certain trusts created for the benefit of his descendants for which he has sole voting and dispositive power (the “Irrevocable Trusts”).

**	The Reporting Person is the beneficial owner of 7,906,721 Shares (as defined below) held by the Revocable Trust of George Strawbridge, Jr. dated January 21, 1991, as amended and restated on December 12, 2016 and as may be further amended from time to time (the “Revocable Trust”), of which he is one of two trustees. The other trustee is Barton Winokur. Voting and investment decisions require the approval of both trustees of the Revocable Trust. The Reporting Person retains the sole authority to amend or revoke the Revocable Trust including the sole authority to remove or replace Mr. Winokur. The principal business address of Mr. Winokur is Dechert LLP, Cira Centre, 2929 Arch Street, Philadelphia, PA 19104. Mr. Winokur is a partner at Dechert LLP. During the last five years, Mr. Winokur (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Winokur is a citizen of the United States of America.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to the capital stock, par value $0.0375 per share (the “Capital Stock”), of Campbell Soup Company, a New Jersey corporation (the “Issuer”) and amends the Schedule 13D filed on August 9, 2018 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 1 is being filed by George Strawbridge, Jr. (the “Reporting Person”) to amend Item 4, Item 6 and Item 7 as follows:

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is supplemented by adding the following information:

On September 7, 2018, Third Point LLC (the “Management Company”) and Daniel S. Loeb provided formal notice to the Issuer nominating each of the Reporting Person, Franci Blassberg, Matthew Cohen, Sarah Hofstetter, Munib Islam, Lawrence Karlson, Kurt Schmidt, David Silverman, Michael Silverstein, William Toler, Bozoma Saint John and Raymond Silcock for election to the Board at the Issuer’s 2018 annual meeting of stockholders.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is amended by adding the following:

The Reporting Person has entered into a nominee agreement with the Management Company (the “Nominee Agreement”) attached as Exhibit 99.2 to this Schedule 13D. Pursuant to the Nominee Agreement, the Management Company will indemnify the Reporting Person against certain potential liabilities that might arise in connection with the Reporting Person being named as a director nominee or as a participant in a proxy solicitation with the Management Company and related matters. Such indemnification provisions of the Nominee Agreement only cover the Reporting Person’s service as a nominee or as a participant in a proxy solicitation with the Management Company and not, if elected, as a director of the Issuer. The foregoing is qualified in its entirety by reference to the Nominee Agreement attached hereto as Exhibit 99.2 and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is amended by adding the following:

Exhibit 99.2 – Nominee Agreement between Third Point LLC and George Strawbridge.

Exhibit 99.3 – Power of Attorney.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2018

/s/ George Strawbridge, Jr.
George Strawbridge, Jr.